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                              October 27, 2023

       Patrick E. Paddon
       Chief Executive Officer
       California First Leasing Corporation
       5000 Birch Street, Suite 500
       Newport Beach, CA 92660

                                                        Re: California First
Leasing Corporation
                                                            Schedule TO-I filed
October 23, 2023
                                                            File No. 005-39261

       Dear Patrick E. Paddon:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I filed October 23, 2023; Offer to Purchase

       Important, page ii

   1. Please revise the text in the section entitled "IMPORTANT" to replace the capital letters with lower case
letters, in accordance with Plain English requirements.
       Summary Term Sheet, page 1

   2. According to the fourth bullet point from the bottom on page 2, you condition your offer on there being "No
change in law or in the official interpretation or administration of law, or relevant position or
policy of a governmental authority with respect to any laws, applicable to the
tender offer." This condition may be so broad as to render the offer illusory. Revise your
disclosure so that the condition is specific and capable of objective verification when
satisfied. Also, please tell us which condition in Section 6 this bullet point is intended to
summarize.
   3. We note your statement of fact on page 3 that "the Company has determined that the
 Patrick E. Paddon
California First Leasing Corporation
October 27, 2023
Page 2
         transaction will not cause the Company to no longer be eligible to continue to trade on the
         OTCQX Premier Market." Please reconcile this statement with your belief stated on page
         10 that you "do not believe that [y]our purchase of shares pursuant to the tender offer will negatively impact the eligibility of the remaining shares to continue trading on the
         OTCQX Premier Market."
4. We note the question at the top of page 3 captioned "How will the tender offer affect the number of our shares outstanding and the number of record holders?" Please revise your disclosure to address how the tender offer will affect the number of record holders.
Conditions of the Tender Offer, page 15

5. The lead-in language to this section permits the Company to abandon the offer if the
         Company's Board of Directors determines that an event has occurred that "makes it inadvisable to proceed with the tender offer or with acceptance for payment or payment." This section as drafted appears to allow the Company to terminate the offer whenever its Board of Directors determines it is "inadvisable" to proceed, which appears to render the offer illusory, in contravention of Section 14(e) of the Exchange Act and Regulation 14E thereunder. In this regard, we also note similar language in the third bullet on page 2 and paragraph (3) on page 16. Please revise, or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or David Plattner at 202-
551-8094.



FirstName LastNamePatrick E. Paddon                            Sincerely,
Comapany NameCalifornia First Leasing Corporation
                                                               Division of
Corporation Finance
October 27, 2023 Page 2                                        Office of
Mergers & Acquisitions
FirstName LastName